July 15, 2005

VIA EDGAR

Ms. Barbara C. Jacobs Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

RE:	TCI Solutions, Inc.
Schedule 13E-3 filed on April 25, 2005
File No. 5-55375
Preliminary Schedule 14A filed on April 25, 2005
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
File No. 0-49783

Dear Ms. Jacobs:

This letter is submitted by TCI Solutions, Inc. (the “Company”) in response to your comment letter dated May 31, 2005, regarding the above referenced filings. Though our outside counsel had responded to the comment letter on our behalf on June 15, 2005, we understand that the Commission requires certain acknowledgements made in that letter on our behalf to be made directly by the Company. In addition, we reference your comment letter dated June 9, 2005 to the Company with respect to the Schedule 13E-3 and Preliminary Schedule 14A referenced above. Accordingly, with respect to the above referenced filings and comment letters, the Company hereby acknowledges to the Commission that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TCI SOLUTIONS, INC.

By: /s/ Stephen P. DeSantis

Name: Stephen P. DeSantis

Title: Executive Vice President and
          Chief Financial Officer